UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: September 22, 2023

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Goldman Sachs MLP and Energy Renaissance Fund

3.	Securities and Exchange Commission File No.:

811-22979

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application   ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

200 West Street

New York, New York 10282

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

212-698-3526

allison.fumai@dechert.com

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

212-902-1000

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes   ☒  No

If Yes, for each UIT state (name, file no. and business address):

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes   ☐  No

If Yes, state the date on which the board vote took place: June 7, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes   ☒  No

If Yes, state the date on which the shareholder vote took place: Not Applicable

If No, explain:

Shareholder approval is not required for the liquidation of the Fund under the Fund’s Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes   ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On July 11, 2023, the Fund made its liquidating distribution to shareholders of record on July 10, 2023 (the “Liquidation Date”).

(b)	Were the distributions made on the basis of net assets?

☒   Yes   ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒   Yes   ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

   ☐ Yes    ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒ Yes    ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

As of the date of this filing, the Fund had no outstanding indebtedness or senior securities.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes    ☒ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

None. All of the Fund’s shares were deemed to have been canceled upon the payment of the Fund’s liquidating distribution on July 11, 2023 and therefore the Fund no longer has shareholders. However, the Fund may make an additional liquidating distribution to shareholders on record on the Liquidation Date, if the amount of cash or cash equivalents set aside by the Fund to pay the amount of its tax liabilities for the fiscal year ending November 30, 2023 exceeds the amount of the Fund’s tax liability as finally determined in 2024.

(b) Describe the relationship of each remaining shareholder to the fund: Not Applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes   ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☒ Yes   ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: As of the date of this filing, the Fund had $6,850,674 in cash.

(b)	Why has the fund retained the remaining assets?

The Fund’s remaining assets have been set aside to satisfy the Fund’s tax liabilities for the fiscal year ending November 30, 2023, which can only be fully determined in 2024.

(c)	Will the remaining assets be invested in securities? No.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes   ☐ No

If yes,

(a)	Describe the type and amount of each debt or other liability:

The Fund’s remaining liabilities include only the Fund’s tax liabilities for the fiscal year ending November 30, 2023, which will be determined in 2024.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund intends use its remaining assets, which have been set aside in the form of cash, to satisfy its remaining liabilities.

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $30,000.

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

SEC Filing Fee: $0

Transfer Agency Costs: $15,714

Print and distribution of sticker and shareholder notice: $4,000

(iv)	Total expenses (sum of lines (i)—(iii) above): $49,714

(b) How were those expenses allocated?

The Fund’s operating expenses were allocated to the Fund and all special costs (such as legal and audit costs) that are the result of the liquidation, excluding the brokerage and other transaction costs and expenses associated with liquidating the Fund’s portfolio securities, were allocated to the Fund’s investment adviser, Goldman Sachs Asset Management, L.P.

(c) Who paid those expenses?

Please see response to Question 22(b).

(d) How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes   ☒ No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes   ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes    ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a)	State the name of the fund surviving the Merger:

Not applicable.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Not applicable.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Not applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Goldman Sachs MLP and Energy Renaissance Fund, (ii) he is President and Trustee of Goldman Sachs MLP and Energy Renaissance Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ James A. McNamara
James A. McNamara
President